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                                                   Filed by Cantel Medical Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                         Subject Company:  Minntech Corporation
                                              Commission File Number: 000-11278

THE FOLLOWING TEXT IS OF A PRESS RELEASE ISSUED BY CANTEL MEDICAL CORP. ON MAY 31, 2001

                              CANTEL MEDICAL CORP.
                                 150 CLOVE ROAD
                         LITTLE FALLS, NEW JERSEY 07424
                                 (973) 890-7220

FOR IMMEDIATE RELEASE
---------------------

Contact:  Richard E. Moyer
          Cameron Associates, Inc.
          Phone: 212-554-5466
          richard@cameronassoc.com
          ------------------------

 CANTEL MEDICAL TO ACQUIRE MINNTECH CORPORATION FOR $10.50 PER SHARE IN CASH
                                    AND STOCK

      LITTLE FALLS, NEW JERSEY AND MINNEAPOLIS, MINNESOTA (MAY 31, 2001) ... CANTEL MEDICAL CORP. (NASDAQ NM:CNTL) AND MINNTECH CORPORATION (NASDAQ NM:MNTX), today jointly announced that they have entered into a definitive merger agreement under which Cantel will acquire Minntech. The acquisition is part of Cantel's strategic plan to further solidify its position as a leader in infection control and medical device reprocessing. Minntech is a leader in the development, manufacturing, and marketing of disinfection/reprocessing systems for renal dialysis as well as filtration and separation and other products for medical and non-medical applications. The transaction, valued at approximately $70 million, will produce a combined company with approximately $125 million in revenues for the twelve months ended April 30, 2001 and is expected to be immediately accretive on a diluted EPS basis. The Boards of Directors of both companies have approved the transaction, which is expected to close during the third quarter of calendar 2001. Cantel has indicated that it plans to retain Minntech's operations in Minneapolis, MN.

      Under the terms of the definitive merger agreement, each share of Minntech will be converted into the right to receive $10.50, consisting of $6.25 in cash, and a fraction of a share of common stock of Cantel having a value of $4.25 (based on the average closing price of Cantel stock during a defined period ending shortly before the merger). If, for example, the average closing price of Cantel
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stock during such period is $23.00 (yesterday's closing price), the fractional share (or "exchange ratio") will be .1848. The exchange ratio will be adjusted upward or downward to provide a value of $4.25, but will not be less than .1471 (the ratio if the average closing price during the period is $28.89 or greater) nor more than .2833 (the ratio if the average closing price is $15.00 or less).

      Commenting on the transaction, Mr. Charles M. Diker, Chairman of Cantel, stated "The Minntech acquisition will launch Cantel to another level in leveraging its consistent track record of leadership, expertise and operating performance in the growing area of infection control and medical device reprocessing. Minntech's current business enjoys significant expansion potential, which our management team will aggressively pursue."

      Mr. James P. Reilly, President and Chief Executive Officer of Cantel, noted, "Minntech enjoys a robust technology platform that will enable Cantel to address a broader range of infection control needs as well as to develop a host of new products for other medical and industrial filtration uses. The Minntech acquisition opens new growth markets to us and presents a compelling opportunity to further utilize our management, research and development and manufacturing capabilities."

      Cantel has agreed to nominate Dr. Fred L. Shapiro, a nationally recognized nephrologist and co-founder and current Board member of Minntech, to the Board of Directors of Cantel following the merger. Dr. Shapiro stated, "This transaction enables our shareholders to receive both cash and a significant equity interest in the combined company, which I believe has substantial growth potential. We believe that the quality of Cantel's management, its existing operations in the Minneapolis area and its intent to continue to expand the business activities in which Minntech is currently involved makes this a very exciting combination."

      Utilizing its proprietary core technologies in chemicals, hollow fibers, and electronics, Minntech has developed and currently markets a wide variety of medical device reprocessing and fluid filtration and separation products for the renal dialysis, medical device disinfection, cardiosurgery, pharmaceutical, biotechnology and semiconductor industries. Minntech is a world leader in renal dialyzer reprocessing, providing a broad product line that includes a reprocessing system and a sterilant that each command the largest market share in the U.S. in their respective categories. Over the years, Minntech has developed over 155 patented medical technologies, with 87 patent applications pending.

      Cantel has received a commitment, subject to certain conditions, from Fleet Bank, N.A., to provide a new credit facility to finance the cash portion of the consideration to be paid in the merger. With respect to the stock portion of consideration, the number of shares to be issued by Cantel will range from approximately 967,000 to 1,863,000 shares, depending on Cantel's average closing stock price during the specified period preceding the merger. The transaction will be taxable and will be accounted for as a purchase.

      The transaction is subject to customary closing conditions, including the approval of the
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shareholders of each of Minntech and Cantel. Under the merger agreement,
Minntech has the right to terminate the agreement if Cantel's average closing stock price during a defined period ending shortly before the merger is below $13.24, unless Cantel elects to provide to Minntech shareholders additional consideration, in cash or Cantel shares, at Cantel's option, such that the total consideration is no less than $10.00 for each Minntech share.

      In connection with the execution of the merger agreement, certain stockholders of Cantel, who are the beneficial owners of, in the aggregate, approximately 37.6% of the outstanding shares of Cantel common stock, have entered into a Voting Agreement, dated May 30, 2001, pursuant to which, among other things, each such stockholder has agreed (and has granted a proxy) to vote its shares of Cantel common stock in favor of the issuance of Cantel common stock in the merger.

      Nexus Health Capital, LLC has acted as financial advisor to Cantel, Dresdner Kleinwort Wasserstein rendered a fairness opinion, and Fried, Frank, Harris, Shriver & Jacobson provided legal counsel. U.S. Bancorp Piper Jaffray Inc. has acted as financial advisor to Minntech and rendered a fairness opinion, and Faegre & Benson LLP provided legal counsel.

      Cantel will hold a conference call today at 2:30 p.m. EST. To participate in the conference call, dial 1-888-855-5428 approximately 5 to 10 minutes before the beginning of the call. If you are unable to participate, a digital replay of the call will be available from 8 a.m. EST on June 4, 2001 until 11:59 p.m. EST on June 8, 2001 by dialing 1-888-203-1112 and using confirmation #467687. The call will be simultaneously broadcast live over the Internet on vcall.com at HTTP://WWW.VCALL.COM/NASAPP/VCALL/EVENTPAGE?ID=69040. A replay of the webcast will be available on Vcall for 30 days beginning June 4, 2001.

      Cantel Medical Corp. is a healthcare company concentrating primarily in infection prevention and control products and diagnostic and therapeutic medical equipment. Through its United States subsidiary, MediVators, Inc., Cantel serves customers worldwide by designing, developing, manufacturing, marketing and distributing innovative products for the infection prevention and control industry. Through its Canadian subsidiary, Carsen Group Inc., Cantel markets and distributes medical equipment (including flexible and rigid endoscopes), precision instruments (including microscopes and high performance image analysis hardware and software) and industrial equipment (including remote visual inspection devices). Cantel's subsidiaries also provide technical maintenance services for their own products, as well as for certain competitors' products.

IMPORTANT INFORMATION: Investors are urged to read the proxy statement/prospectus when it becomes available, and any other relevant documents filed with the SEC as they will contain important details on the proposed acquisition. (Investors can access documents filed with the SEC for free at the SEC's web site WWW.SEC.GOV.)

Cantel and Minntech, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Cantel and Minntech in connection with the merger. Information about the directors and executive officers of Cantel and
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their ownership of Cantel stock is set forth in Cantel's Annual Report on Form
10-K for the fiscal year ended July 31, 2000. Information about the directors and executive officers of Minntech and their ownership of Minntech stock is set forth in the proxy statement for Minntech's 2000 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the definitive joint proxy statement/prospectus when it becomes available.

            THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE ONLY PREDICTIONS, AND ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY FROM THOSE PROJECTED. ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THE RISKS DETAILED IN CANTEL'S AND MINNTECH'S REPORTS AND STATEMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

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